Exhibit 99.1

September 30, 2013

Shanda Group is Among the First to Access China (Shanghai) Pilot Free Trade Zone

HONG KONG, Sept. 30, 2013 /PRNewswire/ -- Shanda Games Limited (NASDAQ: GAME, "Shanda Games" or "the Company"), a leading online game developer, operator and publisher in China, today announced that its parent company, Shanda Interactive Entertainment ("Shanda Interactive"), has been granted a permit to open a new subsidiary to conduct business in the newly established China (Shanghai) Pilot Free Trade Zone. Shanda Interactive is the only privately-owned Internet company among the first 36 companies to enter the free trade zone and participated in the opening ceremony of the free trade zone in Shanghai on September 29, 2013. Shanda International, the newly-established subsidiary, is expected to benefit from a series of more liberal policies that are exclusive to the free trade zone in the areas of, among other things, foreign exchange, banking and finance, telecommunications and foreign investment.

"We are glad that Shanda Group was permitted to enter the free trade zone and we believe that this will further enhance our overseas businesses," said Mr. Xiangdong Zhang, Chief Executive Officer of Shanda Games. "As part of our ongoing effort to achieve growth globally, we have been proactively marketing online game content derived from Chinese culture to markets around the world. To date, our games have gained presence in 91 countries and regions. We have further supported this effort by building up our R&D centers and game operations abroad. In the first half of 2013, revenues from our overseas businesses accounted for approximately 17% of our total revenues. We hope that the new policies of the free trade zone will give us more leeway to reduce operating and transactional costs and thus allow us to transact our international businesses in a more efficient way. We also wish to benefit from the overall growth of Shanda Group as Shanda Group benefits from these promising initiatives."

Mr. Robert Chiu, President of Shanda Interactive, commented, "Shanghai, as well as China, is witnessing a surge of new opportunities and we are lucky to be part of it. We are also deeply honored to be among the first ones given this unprecedented opportunity to share the future of the free trade zone. We are enthusiastic about the initiatives of the free trade zone as well as the great potential they may bring to the industry and to our businesses. We plan to take advantages of the new regulations in finance, foreign exchange and other areas to develop new businesses and further solidify our leading position in China's Internet industry through various innovations."

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements in this announcement that are not historical facts, including but not limited to statements regarding the future benefits brought by Shanda Interactive's entering into the Shanghai free trade zone, represent only the Company's current expectations, assumptions, estimates and projections and are forwardlooking statements. These forward-looking statements involve various risks and uncertainties. Important risks and uncertainties that could cause the Company's actual results to be materially different from expectations include but are not limited to the possibility that the Company may not benefit from Shanda Interactive's entering into the Shanghai free trade zone, and the risks set forth in the Company's filings with the U.S. Securities and Exchange Commission, including the Company's annual report on Form 20-F. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Shanda Games

Shanda Games Limited (NASDAQ: GAME) is a leading online game developer, operator and publisher in China. Shanda Games offers a diversified game portfolio, which includes some of the most popular massively multiplayer online (MMO) games and mobile games in China and in overseas markets, targeting a large and diverse community of users. Shanda Games manages and operates online games that are developed in-house, co-developed with world-leading game developers, acquired through investments or licensed from third parties. For more information about Shanda Games, please visit http://www.ShandaGames.com.

Contact

Shanda Games Limited:

Ellen Chiu, Investor Relations Director

Maggie Zhou, Investor Relations Associate Director

Phone: +86-21-5050-4740 (Shanghai)

Email: IR@ShandaGames.com

Christensen:

Christian Arnell

Phone: +86-10-5826-4939 (China)

Email: carnell@ChristensenIR.com

Linda Bergkamp

Phone: +1-480-614-3004 (U.S.A.)

Email: lbergkamp@ChristensenIR.com

SOURCE Shanda Games Limited

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